UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DBV Technologies S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share
(Title of Class of Securities)

23306J101
(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690
(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23306J101	Page 2 of 11 Pages

1.		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,638,589 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,638,589 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,638,589 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (1)(2)
14.		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 14,500 Ordinary Shares underlying 14,500 warrants.
(2)	Based on 24,648,828 Ordinary Shares outstanding as of December 31, 2016, according to information published on the Issuer’s website on January 4, 2017. The Ordinary Shares reported as beneficially owned are owned through American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No 23306J101	Page 3 of 11 Pages

1.		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,638,589 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,638,589 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,638,589 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (1)(2)
14.		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 14,500 Ordinary Shares underlying 14,500 warrants.
(2)	Based on 24,648,828 Ordinary Shares outstanding as of December 31, 2016, according to information published on the Issuer’s website on January 4, 2017. The Ordinary Shares reported as beneficially owned are owned through American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 4 of 11 Pages

1.		NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,638,589 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,638,589 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,638,589 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (1)(2)
14.		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 14,500 Ordinary Shares underlying 14,500 warrants.
(2)	Based on 24,648,828 Ordinary Shares outstanding as of December 31, 2016, according to information published on the Issuer’s website on January 4, 2017. The Ordinary Shares reported as beneficially owned are owned through American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No 23306J101	Page 5 of 11 Pages

1.		NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,638,589 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,638,589 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,638,589 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (1)(2)
14.		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 14,500 Ordinary Shares underlying 14,500 warrants.
(2)	Based on 24,648,828 Ordinary Shares outstanding as of December 31, 2016, according to information published on the Issuer’s website on January 4, 2017. The Ordinary Shares reported as beneficially owned are owned through American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On January 30, 2017 the Adviser acquired beneficial ownership of 7,000 warrants to purchase Ordinary Shares of DBV Technologies S.A. (the “Issuer”) at an exercise price of €69.75 that are immediately exercisable and expire on December 9, 2026 (the “Warrants”). The Warrants are held directly by Michael Goller, an employee of the Adviser. The right to purchase these Warrants were granted as part of Mr. Goller’s service on the Issuer’s Board of Directors (the “Board”). Mr. Goller serves on the Board as a representative of 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) .. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Warrants. Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in the Warrants. If Mr. Goller leaves the Board, he will have 60 trading days during open periods to exercise the Warrants.

In order to effect the acquisition of the Warrants, on January 27, 2017, the Adviser entered into a Loan Agreement (the “Loan Agreement”) with the Funds pursuant to which 667 and Life Sciences loaned €4,104.24 and €44,755.76, respectively, to the Adviser for the purpose of acquiring 588 and 6,412 Warrants, respectively. The loan is due January 27, 2047, or earlier if the Ordinary Shares underlying the Warrants are sold (the “Due Date”), with interest payable through the Due Date at a rate of 2.75% annually.

On January 27, 2017, Mr.Goller as an agent in his capacity as a director of the Issuer, entered into a Proceeds Agreement (the “Proceeds Agreement”) with the Adviser pursuant to which Mr. Goller agreed that he will remit to the Adviser any directors’ fees, consulting fees and other remuneration that he receives from the Issuer in respect of his service as a director. In addition, Mr. Goller agreed to exercise the Warrants at the time directed by the Adviser, and pursuant to the Proceeds Agreement, the Adviser will provide Mr. Goller with the cash necessary for Mr. Goller to pay the exercise price for the Warrants. Further, Mr. Goller agreed to sell all or any portion of the Ordinary Shares received from exercising the Warrants at the direction of the Adviser and thereafter to remit the gross cash proceeds (net of brokerage commissions) from the sale of the Ordinary Shares to the Adviser. Mr. Goller also agreed not to amend or modify the Warrants, waive any provisions of the Warrants or enter into any agreement or understanding with respect to the Warrants or the Ordinary Shares underlying the Warrants without the prior written consent of the Adviser.

Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Warrants.

The foregoing descriptions of the Loan Agreement and the Proceeds Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Loan Agreement and the Proceeds Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Warrants, or otherwise).

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by each of the Funds, including Ordinary Shares owned through American Depositary Shares held by each of the Funds, and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each American Depositary Share represents one-half of one Ordinary Shares of the Issuer. The information set forth below is based upon 24,648,828 Ordinary Shares outstanding as of December 31, 2016, according to information published on the Issuer’s website on January 4, 2017. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have to right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	304,631	1.2%
Baker Brothers Life Sciences, L.P.	3,319,458	13.5%
Total	3,624,089	14.7%

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) The disclosure regarding the acquisition of the Warrants in Item 4 is incorporated herein by reference. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

The Loan Agreement and the Proceeds Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Loan Agreement, dated January 27, 2017, by and among the Adviser and the Funds.
99.2	Proceeds Agreement, dated January 27, 2017, by and between the Adviser and Michael Goller.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2017

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker